UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 2022

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Execution of Material Agreement

On August 12, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) entered into a convertible notes purchase agreement (the “NPA”) with Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”) in connection with the sale and purchase of US$207,000,000 in aggregate principal amount of 7.5% first lien senior secured convertible notes due 2027 (“2027 Notes”), at a purchase price equivalent to 97% of the principal amount of the 2027 Notes, to be issued in accordance with the terms and conditions of an indenture (the “Indenture”) to be dated as of the date of the Closing (as defined below), among the Company, the Guarantors (as defined below), Deutsche Bank Trust Company Americas, as trustee, and DB Trustees (Hong Kong) Limited, as collateral trustee (the contemplated issuance of the 2027 Notes, the “Proposed Issuance”). The Investor is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”), a current shareholder of the Company with shared voting and dispositive power over 24.1% of the shares of the Company as of July 3, 2022. The offer and sale of the 2027 Notes will be made pursuant to an exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.

The 2027 Notes will mature on the fifth anniversary of Closing. Interest on the 2027 Notes will be paid semi-annually and it can take the following forms: (a) a portion shall be paid in cash and (b) the remainder may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), (iii) subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The 2027 Notes are expected to be convertible, at the option of the holder of the 2027 Notes, from and after the date of Closing until the fifth scheduled trading day immediately preceding the maturity date of the 2027 Notes, in accordance with the terms and conditions to be set forth in the Indenture. Upon the conversion of any 2027 Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of US$23.13 per Share, subject to adjustments to be set forth in the Indenture (the “Conversion Price”). The Company may redeem the 2027 Notes (a) on or after the second anniversary of the Closing if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the 2027 Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in the Indenture. Closing of the Proposed Issuance is expected to take place on August 17, 2022, or such other time and place as the Company and the Investor may agree in writing (such time, the “Closing”). In the event all of the 2027 Notes were to be fully converted into Shares by the Investor on the basis of the Conversion Price in effect as of Closing and in accordance with the terms and conditions of the Indenture, the Investor would hold approximately 36.8% of the outstanding shares of the Company (inclusive of its existing 24.1% ownership). This potential increase in the Investor’s ownership of the Company’s shares would not result in a change to the Investor’s existing governance rights under the terms of the shareholders agreement dated August 26, 2020 (the “Shareholders Agreement”) entered into by and among the Investor, the Company and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS (collectively referred to as “TotalEnergies”).

Payment of principal of, and premium, if any, and interest on the 2027 Notes will be fully and unconditionally guaranteed on a senior secured basis, jointly and severally by certain subsidiaries of the Company as set forth in the NPA (collectively, the “Guarantors”).

In addition, to secure their respective obligations under the Indenture and the 2027 Notes, the Company and/or the Guarantors, as applicable, have agreed under the NPA to enter into, on the date of the Closing or such other later date as will be set forth in the Indenture, one or more security agreements, pledge agreements, collateral assignments, joinders or other grants or transfers, or other customary secured transaction documentation (together with any ancillary documentation required in order to give effect to the foregoing security documentation, the “Security Documents”) with respect to the collateral described in the Security Documents. The Security Documents to be executed and delivered at Closing (the “Closing Date Security Documents”) include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong and Bermuda, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda and the Cayman Islands. Additional assets owned or acquired by certain subsidiaries of the Company in various jurisdictions are expected to be pledged to secure the 2027 Notes and certain additional subsidiaries of the Company are expected to become Guarantors after Closing, in each case in accordance with such terms and subject to such conditions as will be set forth in the Indenture. In addition, the Indenture will contain certain covenants which, among other things, restrict the Company’s ability to incur indebtedness, incur liens, make investments in subsidiaries of the Company that are not Guarantors and make restricted payments, in each case subject to exceptions to be set forth in the Indenture.

The NPA includes customary representations, warranties and covenants. The closing of the Proposed Issuance is subject to certain conditions, including, among others, (a) the execution of the Indenture by the Company and the Guarantors, (b) the execution of a registration rights agreement by the Company and the Investor in the form set out in Exhibit B of the NPA (the “Registration Rights Agreement”), where the Company will agree to file with the Securities and Exchange Commission no later than 90 days from the date of the Registration Rights Agreement, a shelf registration statement for the resale of the ordinary shares issuable upon conversion or payment of the 2027 Notes (including PIK Notes, if any), (c) the receipt by the Investor of the Closing Date Security Documents, (d) the delivery of customary opinions of counsel in form and substance reasonably satisfactory to the Investor and (e) the execution of a letter agreement by and among the Investor, the Company and TotalEnergies relating to the issue of the 2027 Notes (the “Letter Agreement”), as required by the terms of the Shareholders Agreement. As of the date of this Form 6-K, the Letter Agreement has been executed by the Investor, the Company and TotalEnergies.

The NPA may be terminated upon the earliest to occur, if any, of (i) with respect to the rights and obligations of the Company and the Investor, as applicable to each other, at any time upon the written consent of the Company and the Investor, and (ii) September 7, 2022, if Closing has not occurred on or prior to such date, unless the Company and the Investor have agreed in writing otherwise.

The NPA provides that the proceeds from the 2027 Notes will be used for capital expenditures and research and development spending for certain of the Company’s development projects, including the development and manufacturing of the Company’s Maxeon 7 and Performance line products, fees incurred in connection with the Proposed Issuance, cash interest payments due under the 2027 Notes, capital expenditures and research and development spending for certain other projects, and working capital purposes, in the manner set out in Exhibit C of the NPA. The Company will be obligated to deliver periodic reports on the use of proceeds to the Investor and comply with certain monitoring mechanisms, in each case as set out in Exhibit C of the NPA, but will not be restricted from using funds from other sources, including but not limited to cash generated from operations and/or financing activities, for any of the relevant projects or purposes.

The foregoing description is only a summary and is qualified in its entirety by reference to the NPA that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission (the “Commission”).

EXHIBIT INDEX

Exhibit No.	Description

99.1†	Convertible Note Purchase Agreement dated August 12, 2022, by and among the Company, the Guarantors named therein and Zhonghuan Singapore Investment and Development Pte. Ltd.

†

Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: August 12, 2022	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer